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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             RALCORP HOLDINGS, INC.
                                (NAME OF ISSUER)

                             RALCORP HOLDINGS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

  PAR VALUE $.01 COMMON STOCK                       751028-10-1
(TITLE OF CLASS OF SECURITIES)         (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                 R. W. LOCKWOOD
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             RALCORP HOLDINGS, INC.
                           800 MARKET ST., SUITE 2900
                            ST. LOUIS, MISSOURI 63101
                                 (314) 877-7000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATIONS
                    ON BEHALF OF PERSONS(S) FILING STATEMENT)

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                                   COPIES TO:

                              ROBERT SCHUMER, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 373-3000

                                DECEMBER 16, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

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                            CALCULATION OF FILING FEE

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 TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
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     $80,000,000                                       $23,600
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* Calculated solely for the purpose of calculating the filing fee, based on the purchase of 5,000,000 shares at $16.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.


Amount Previously Paid:    Not applicable      Filing party:  Not applicable
Form or Registration No.:  Not applicable      Date Filed:    Not applicable

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ITEM 1. SECURITY AND ISSUER.
         (a) The name of the issuer is Ralcorp Holdings, Inc. (the "Company"), and the address of its principal executive office is 800 Market Street, Suite 2900, St. Louis, Missouri 63101.

         (b) This Schedule 13E-4 relates to the offer (the "Offer") by the Company purchase up to 5,000,000 shares of its $.01 par value common stock
(the "Shares") (including the associated Stock Purchase Rights issued pursuant to the Shareholder Projection Rights Agreement, dated as of December 27, 1996, between the Company and the Rights Agent named therein, as amended), at prices not in excess of $14.00 nor less than $16.00 per Share in cash, as specified by stockholders tendering their Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 16, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Unless the context otherwise requires, all references to the Shares shall include the associated Rights. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company. However, Shares held through the Company's Savings Investment Plan (a 401K Plan) are not permitted to be tendered under the Offer to Purchase. The information set forth in the Introduction to, and in Sections 1 and 10 of, the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in the Introduction to and in Section 7 of the Offer to Purchase is incorporated herein by reference.

         (d)    This statement is being filed by the Issuer.


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ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Introduction to and in Section 8 of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in the Introduction to and in Section 8 of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a-j) The information set forth in the Introduction to and in Section 2 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in Section 10 of the Offer to Purchase and the information set forth in Schedule A thereto, is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

         (a-b) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

         (a)    Not Applicable.

         (b) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in Section 11 of the Offer to Purchase is incorporated herein by reference.
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         (d)    None.

         (e)    None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1) Form of Offer to Purchase dated October 16, 1998.

         (a)(2) Form of Letter of Transmittal dated October 16, 1998, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(3) Form of Notice of Guaranteed Delivery.

         (a)(4) Form of letter from Wasserstein Perella & Co., Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated October 16, 1998.

         (a)(5) Form of letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated October 16, 1998.

         (a)(6) Form of letter to stockholders from Joe R. Micheletto, Chief Executive Officer of the Company dated October 16, 1998.

         (a)(7) Summary Advertisement dated October 16, 1998.

         (a)(8) Press Release dated October 16, 1998.

         (b)(1) Credit Agreement, dated January 31, 1997, by and among the Company and the Lenders named therein and the First National Bank of Chicago, as Agent, incorporated herein by reference to Exhibit 10.1 of the Company's Form 10-G filed for the period ending September 30, 1996.

         (b)(2) Amendment dated October 16, 1998 to the Credit Agreement dated January 31, 1997, buy and among the Company and the Lenders named therein and the First National Bank of Chicago as agent.

         (c)    Not Applicable.

         (d)    Not Applicable.

         (e)    Not Applicable.

         (f)    Not Applicable.
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         (g)(1) Audited Consolidated Financial Statements of the Company for the
years ended September 30, 1997 and September 30, 1996 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 30,
1997)

         (g)(2) Unaudited Consolidated Financial Statements for the period ended June 30, 1998 and June 30, 1997 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1998.)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 16, 1998

RALCORP HOLDINGS, INC.

/s/ J. R. Micheletto
----------------------------------
(Name)  J. R. Micheletto
(Title) Chief Executive Officer


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EXHIBIT INDEX

         (a)(1) Form of Offer to Purchase dated October 16, 1998.

         (a)(2) Form of Letter of Transmittal dated October 16, 1998, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

         (a)(3) Form of Notice of Guaranteed Delivery

         (a)(4) Form of letter from Wasserstein Perella & Co., Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated October 16, 1998.

         (a)(5) Form of letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated October 16, 1998.

         (a)(6) Form of letter to stockholders from Joe R. Micheletto, Chief Executive Officer of the Company dated October 16, 1998.

         (a)(7) Summary Advertisement dated October 16, 1998.

         (a)(8) Press Release dated October 16, 1998.

         (b)(1) Credit Agreement, dated January 31, 1997, by and among the Company are the Lenders named therein and The First National Bank of Chicago, as Agent, (incorporated by reference to Exhibit 10.1 of the Company's Form 10-K filed for the period ending September 30, 1996).

         (b)(2) Amendment dated October 16, 1998, to the Credit Agreement dated January 31, 1997, by and among the Lenders named therein and the First National Bank of Chicago as agent.

         (g)(1) Audited Consolidated Financial Statements of the Company for the years ended September 30, 1997 and September 30, 1996 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 30,
1997)

         (g)(2) Unaudited Consolidated Financial Statements for the period ended June 30, 1998 and June 30, 1997 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1998.)